RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our consolidated ratio of earnings to fixed charges for each of the periods indicated:

	Fiscal years ended December 31,
	1999	2000	2001	2002	2003
Ratio of Earnings to Fixed Charges	*	*	*	*	2.0

*	The earnings for the years ended December 31, 2002 through 1999 were inadequate to cover total fixed charges. The coverage deficiencies for the years ended December 31, 2002 through 1999 were (in thousands): $63,192, $6,665,780, $3,082,114 and $287,992, respectively.

In computing the ratio of earnings to fixed charges, earnings have been based on income (loss) from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest, amortization of debt issuance costs and the portion of rental expense on operating leases attributable to interest.